Mail Stop 4561

April 3, 2006

Michael A. Brochu, President and CEO
Loudeye Corp.
1130 Rainer Avenue South
Seattle, WA 98144

RE: **Loudeye Corp.**
        Registration Statement on Form S-3
        Commission File No. 333-132449
        Filed on March 15, 2006

        Post-Effective Amendment No. 1 to Registration Statement on
        Form S-1 filed on Form S-3
        Commission File No. 333-123978
        Filed on March 15, 2006

        Form 10-K for the fiscal year ended December 31, 2005
        Filed on March 15, 2006

Dear Mr. Brochu:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3; File No. 333-132449

1. We note that the basis of the disclosure about market data and industry statistics is based upon industry publications and other publicly available information. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. We believe this discussion to be inappropriate as currently drafted since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions. As such, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

Selling Stockholders, page 25

2. With respect to the shares to be offered for resale by all of the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and/or dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual. We specifically refer you to Capital Ventures International.

Plan of Distribution, page 29

3. You indicate that selling shareholders may engage in the settlement of short sales. In your response letter, please advise us that Loudeye Corp and the selling securityholders are aware of CF Tel. Interp. A.65.

Form 10-K for the year ended December 31, 2005

Item 9A.   Controls and Procedures

Changes in Disclosure Controls and Procedures

4. We note your statement that "there were not any changes in our disclosure controls and procedures, including your internal control over financial reporting, during the quarter ended December 31, 2005, that had materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures, including our internal control over financial reporting, other than the following . . . ." Your disclosure then lists, in bullet-point format, five changes in your controls and procedures. It therefore appears that there *were* changes in your disclosure controls and procedures, including your internal control over financial

reporting, that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your disclosure controls and procedures, including your internal control over financial reporting. Revise as appropriate.

*　　　*　　　*　　　*

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above

registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: W. Alex Voxman, Esq.
        by facsimile at 213-891-8763